UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART 111

SEC FILE NUMBER
8- 67187

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **07/01/20** (MM/DD/YY) AND ENDING **06/30/21** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
1964 Global, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
71 Murray Street, No. 8
(No. and Street)

New York	**NY**	**10007**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Keith E. Butler **(212) 528-0852**
(Area Code Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in the Report*
Rubio CPA, PC
(Name *if individual, state last, first, middle name*)

2727 Paces Ferry Road SE, Ste. 2-1680	**Atlanta**	**Georgia**	**30339**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Keith E. Butler** , swear (or affirm) that to knowledge and belief the accompanying financial statement and supporting schedules pertaining to the

1964 Global, LLC

of **June 30** , **2021**, are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:



_____

Signature

_____

Title



Notary Public

CHARLES A. MARTS
Attorney at Law, Bar #34666
Notary Public #133805
Parish of Orleans, State of Louisiana
My Commission is for Life

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

1964 GLOBAL, LLC
Financial Statements
For the Year Ended
June 30, 2021
With
Independent Auditor's Report

RUBIO CPA, PC

CERTIFIED PUBLIC ACCOUNTANTS

2727 Paces Ferry Road SE
Building 2, Suite 1680
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 838-7123

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
1964 Global, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of 1964 Global, LLC (the "Company") as of June 30, 2021, the related statements of operations, changes in member's equity, and cash flows for the year then ended and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement to the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the information in Schedules I, II and III reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the accompanying schedules. In forming our opinion on the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented

in conformity with 17 C.F.R. §240.17a-5. In our opinion, the aforementioned supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2008.

September 29, 2021
Atlanta, Georgia

Rubio CPA, PC
Rubio CPA, PC


1964 Global, LLC
Statement of Financial Condition
June 30, 2021


ASSETS

Cash and cash equivalents	$	220,469
Securities owned		65,922
Property and equipment, net of		
accumulated depreciation of $306,945		121,767
Due from related party		11,538
Prepaid expenses and other assets		104,233
TOTAL ASSETS	$	523,929

LIABILITIES AND MEMBER'S EQUITY

Liabilities

Accounts payable and accrued expenses	$	1,566
Total Liabilities		1,566
Member's Equity		522,363
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	523,929

See notes to financial statements.

1964 Global, LLC
Statement of Operations
For the Year Ended June 30, 2021

Revenues

Underwriting Income	$	561,244
Gain on securities owned		20,217
Interest		140
TOTAL REVENUES		581,601

Expenses

Professional fees	28,735
Communications	3,961
Occupancy and equipment	19,590
Interest expense	658
Other	11,478
TOTAL EXPENSES	64,422

NET INCOME	$	517,179

See notes to financial statements.

1964 Global, LLC
Statement of Changes in Member's Equity
For the Year Ended June 30, 2021

Balance at June 30, 2020	$ 324,520
Contributions from Member	43,500
Distributions to Member	(362,836)
Net income	517,179
Balance at June 30, 2021	$ 522,363

1964 Global, LLC
Statement of Cash Flows
For the Year Ended June 30, 2021

Cash flows from operating activities:

Net income	$ 517,179
Items which do not affect cash:	
Unrealized gain on securities owned	(20,217)
Depreciation expense	18,212

Adjustments to reconcile net income to net cash provided
  by operating activities:

Changes in assets and liabilities

Increase in prepaid expenses and other assets	(60,968)
Increase in due from related party	(250)
Decrease in due to Member	(30,242)
Decrease in accounts payable and accrued expenses	(16,695)
Net cash provided by operating activities	407,019

Cash flows from financing activities:

Contributions from member	36,000
Contributions of expenses paid by member	7,500
Distributions to member	(362,836)
Net cash used by financing activities	(319,336)
Net increase in cash	87,683
Cash and cash equivalents at beginning of year	132,786
Cash and cash equivalents at end of year	$ 220,469

Supplemental Disclosures of Cash Flow Information:

Cash paid for interest	$ 658

Non-Cash Financing Activity

Contribution of expenses paid by member	7,500

See notes to financial statements.

NOTE A- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business: 1964 Global, LLC (the "Company") is a registered broker dealer whose primary business is in the private placement of taxable debt and equity and the consulting advice that normally accompanies those activities. Since 2006, the Company has been approved as a securities broker by the Securities and Exchange Commission ("SEC") in addition to being a member of the Financial Industry Regulatory Authority ("FINRA") and registered with the state of New York. As a limited liability company, the member's liability is limited to his investment.

Cash and Cash Equivalents: The Company considers all cash and money market instruments with a maturity of ninety days or less to be cash and cash equivalents.

The Company maintains its bank accounts in high credit quality financial institutions. Balances at times may exceed federally insured limits.

Property and Equipment: Property and equipment consists of office furniture, equipment and leasehold improvements which are recorded at cost. Depreciation is provided by use of straight-line methods over the estimated useful lives of the respective assets.

Income Taxes: The Company is a single-member limited liability company and is not recognized as a reporting entity under the Internal Revenue Code for taxation purposes. Accordingly, the Company does not file a separate income tax return. The effects of the Company's operations are passed through to the member for taxation purposes.

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10 (ASC 740-10), Accounting for Uncertainty in Income Taxes. Under FASB ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status, including its status as a pass-through entity, and the decision not to file a return.

The Company has evaluated each of its tax positions and has determined that it has no uncertain tax positions for which a provision or liability for income taxes is necessary.

Revenue Recognition: Revenue from contracts with customers includes underwriting income, placement and advisory services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

1964 Global, LLC
NOTES TO FINANCIAL STATEMENTS
June 30, 2021

NOTE A- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue Recognition (continued):

The Company provides placement and advisory service related to capital raising activities. Revenue for advisory arrangements is generally recognized at the point in time that performance under the agreement is completed (the closing date of transaction) or the contract is cancelled. However, for certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances, significant judgement is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract.

The Company engages in underwritings of securities for entities that want to raise funds through a sale of securities. Revenues are earned from fees arising from securities offerings in which the Company participates as an underwriter. Revenue from underwritings is recognized on the trade date (the date on which the securities are purchased from the issuer). The Company believes that the trade date is the appropriate point in time to recognize revenue for securities underwriting transactions as there are no significant actions which the Company needs to take subsequent to this date and the issuer obtains the control and benefit of the capital markets offering at that point.

The Company additionally provides advisory services in assisting customers with improving bond ratings with various agencies. Revenue pertaining to these services is recognized when the Company satisfies its performance obligation by transferring the promised service to its customers. The Company's performance obligation is satisfied at a point in time when the Company has determined that the customer obtains control over the promised service.

Use of Estimates: The Company maintains its accounting records on an accrual basis and follows Generally Accepted Accounting Principles (GAAP), as established by the Financial Accounting Standards Board (FASB), to ensure consistent reporting of financial condition, results of operation, and cash flows.

 Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

Securities Owned: Securities owned consist of investments in publicly traded common stock that are valued at fair value. The resulting difference between cost and fair value is included in the statement of operations. Proprietary securities transactions are reported on the trade date.

Date of Management's Review: Subsequent events were evaluated through the date the financial statements were issued.

NOTE B - NET CAPITAL

The Company, as a registered broker dealer, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule l5c3-l), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At June 30, 2021, the Company had net capital of $273,866, which was $268,866 in excess of its required minimum net capital of $5,000 and its ratio of aggregate indebtedness to net capital was 0.01 to 1.00.

NOTE C- FAIR VALUE MEASUREMENTS

The Company's investments in common stocks are carried at fair value based on quoted market sources.

FASB ASC 820, Fair Value Measurement, defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

• Level 1: quoted prices in active markets for identical assets or liabilities the Company has the ability to access at the measurement date.
• Level 2: inputs (other than quoted prices) that are observable for the asset or liability, either directly or indirectly.
• Level 3: unobservable inputs for the asset or liability developed using estimates and assumptions which reflect those that market participants would use. (The unobservable inputs are developed based on the best information available in the circumstances and may include the Company's own data)

The following table presents the Company's fair value hierarchy for those assets measured at fair value on a recurring basis as of June 30, 2021.

	Fair Value Measurements June 30, 2021	Level 1 Valuation	Level 2 Valuation	Level 3 Valuation
Securities owned:				
Common stocks	$ 65,922	$ 65,922	-	-

NOTE D – PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

Leasehold improvements	$ 359,864
Office equipment	38,787
Furniture and fixtures	30,061
	428,712
Less accumulated depreciation	(306,945)
Net property and equipment	$ 121,767

NOTE E - RELATED PARTY TRANSACTIONS

The Company utilizes office space located in New York that is owned by its sole member pursuant to a month-to-month arrangement. During the year ended June 30, 2021, the Company paid approximately $1,378 to or on behalf of the sole member for use of this space. The leasehold improvements included in property and equipment are in the member-owned office space that is occupied by the Company.

In addition, the Company utilizes office space located in Louisiana occupied by its sole member pursuant to an informal agreement. The Company was not allocated any of the cost of this space during the year ended June 30, 2021.

The Company operates from office space located in Florida that is owned by its member at no cost to the Company pursuant to a month-to-month arrangement.

The due from related party at June 30, 2021 represents advances to a sister company owned by the Company's member. The advances are non-interest bearing and due on demand.

Financial position and results of operations would have differed from the amounts in the accompanying financial statements if the aforementioned related party transactions did not exist.

NOTE F – PREPAID EXPENSES AND OTHER ASSETS

Approximately $39,600 in prepaid expenses and other assets consist of various pieces of collectible art that are recorded at cost. No depreciation has been recorded due to the lack of determinable economic life. Approximately $61,000 in prepaid expenses and other assets consist of membership in a private jet club that allows access to a number of flight hours that are to be used in the future.

NOTE G – CONCENTRATIONS

During fiscal year 2021, the Company had one customer that accounted for all of underwriting revenue.

NOTE H – CONTINGENCIES

The Company is subject to arbitration and litigation in the normal course of business. The Company and its member are subject to a complaint from a former customer seeking to bar the Company from pursuing collection action related to fees the Company alleges that it earned in prior years. The member believes that the cost to settle this matter will not have a significant adverse effect on the Company's financial position.

NOTE I – LEASES

As mentioned in Note E, the Company leases office space located in New York and Florida on a month-to-month basis from its sole member in addition to utilizing office space located in Louisiana occupied by its sole member pursuant to an informal agreement. The Company has elected, for all underlying classes of assets, to not recognize right of use (ROU) assets and lease liabilities for short term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. The Company recognizes lease costs associated with short term lease on a straight-line basis over the lease term.

SUPPLEMENTAL INFORMATION

1964 Global, LLC
Computation of Net Capital
Pursuant to Rule 15c3-1 of the Securities and Exchange Act of 1934
As of June 30, 2021

Computation of Net Capital

Total member's equity	$	522,363
Non-allowable assets:		
Property and equipment, net		121,767
Other assets and prepaid expenses		104,232
Due from related party		11,538
Total non-allowable assets		237,537
Net capital before haircuts		284,826
Less haircuts on securities positions	$	(10,960)
Net capital	$	273,866
Aggregate indebtedness	$	1,566
Computation of basic net capital requirement		
Minimum net capital required (greater of $5,000 or		
6 2/3% of aggregate indebtedness)	$	5,000
Excess Net Capital	$	268,866
Ratio of aggregate indebtedness to net capital		.01 to 1.00

Reconciliation of Computation of Net Capital

There is no significant difference between net capital above and net capital as reported on Part IIA of Form X-17a-5 as of June 30, 2021.

1964 GLOBAL, LLC

SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF JUNE 30, 2021

The Company does not claim exemption from SEA Rule 15c3-3 in reliance upon
Footnote 74 of the 2013 Release. The Company does not hold customer funds or
securities.

SCHEDULE III
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF
JUNE 30, 2021

The Company does not claim exemption from SEA Rule 15c3-3 in reliance upon
Footnote 74 of the 2013 Release. The Company does not hold customer funds or
securities.

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

2727 Paces Ferry Road SE
Building 2, Suite 1680
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 838-7123

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
1964 Global, LLC

We have reviewed management's statements included in the accompanying Broker Dealers Annual Exemption Report in which (1) 1964 Global, LLC did not claim an exemption from Rule 15c3-3 in reliance upon Footnote 74 of the 2013 Release, and (2) 1964 Global, LLC stated that 1964 Global, LLC met the identified conditions for such reliance throughout the most recent fiscal year without exception. 1964 Global, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about 1964 Global, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Footnote 74 of the 2013 Release.

September 29, 2021
Atlanta, GA

Rubio CPA, PC
Rubio CPA, PC

1964 GLOBAL, LLC'S EXEMPTION REPORT

We, as members of management of 1964 Global, LLC (the "Company"), are responsible for complying with Rule 17a-5, "Reports to be made by certain brokers and dealers". We have performed an evaluation of the Company's compliance with the requirements of Rule 17a-5 and the exemption provisions in Rule 15c3-3(k) (the "exemption provisions") and of the 2013 Release adopting amendments to Rule 17a-5, including Footnote 74 of the 2013 Release.

We have determined that the Company does not meet any of the exemption conditions of paragraph (k) of Rule 15c3-3 (i.e., paragraph (k)(1), (k)(2)(i) or (k)(2)(ii)) but also (1) does not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Exchange Act Rule 15c2-4 ("Rule 15c2-4"); (2) does not carry accounts of or for customers; and (3) does not carry PAB accounts (as defined in Rule 15c3-3) and therefore is covered by Footnote 74 of the 2013 Release.

Accordingly, based on our evaluation we make the following statements to the best knowledge and belief of the Company:

1. We reviewed the provisions of Rule §15c3-3 and related guidance stated in the SEC Staff's FAQ and confirmed that the Company relied on Footnote 74 of the 2013 Release.
2. The Company conducted business activities involving placement and advisory services to customers and the consulting advice that normally accompanies those activities throughout the year ended June 30, 2021 without exception.
3. The Company met the identified conditions for such reliance throughout the period July 1, 2020 to June 30, 2021 without exception.

Keith Butler

Keith E. Butler, CEO
August __25__, 2021